UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                    EGL, Inc.
    ------------------------------------------------------------------------
                                (NAME OF ISSUER)


                    Common Stock, par value $0.001 per share
    ------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                   268484 10 2
    ------------------------------------------------------------------------
                                 (CUSIP NUMBER)


                               James Westra, Esq.
                           Weil, Gotshal & Manges LLP
                               100 Federal Street
                                   34th Floor
                                Boston, MA 02110
                                 (617) 772-8300

                               R. Jay Tabor, Esq.
                           Weil, Gotshal & Manges LLP
                               200 Crescent Court
                                    Suite 300
                               Dallas, Texas 75201
                                 (214) 746-7700
    ------------------------------------------------------------------------
           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
                       RECEIVE NOTICES AND COMMUNICATIONS)


                                 March 27, 2007
    ------------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 268484 10 2                13D/A                           Page 2 of 7
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      1       NAME OF REPORTING PERSON:         BRUNO SIDLER
              I.R.S. IDENTIFICATION NO.
              OF ABOVE PERSON (ENTITIES ONLY):
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      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:          (A) [_]
                                                                         (B) [X]
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      3       SEC USE ONLY

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      4       SOURCE OF FUNDS:      PF

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      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) OR 2(e):                            [_]
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      6       CITIZENSHIP OR PLACE OF           UNITED STATES
              ORGANIZATION:

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     NUMBER OF        7   SOLE VOTING POWER:             10,000
       SHARES
                     -----------------------------------------------------------
    BENEFICIALLY      8   SHARED VOTING POWER:           0
      OWNED BY
                     -----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER:        10,000
     REPORTING
                     -----------------------------------------------------------
    PERSON WITH       10  SHARED DISPOSITIVE POWER:      0

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     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY     10,000
              REPORTING PERSON:

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     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES:                                                       [_]

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     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):        0.02%

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     14       TYPE OF REPORTING PERSON:         IN

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



                                 SCHEDULE 13D/A

            EXPLANATORY NOTES: This Amendment No. 4 to Schedule 13D (this "Amendment") is being filed by James R. Crane and the other reporting persons (collectively, the "Original Reporting Persons") identified in the Schedule 13D filed on January 22, 2007, as amended by Amendment No. 1 thereto filed on February 8, 2007, Amendment No. 2 thereto filed on February 27, 2007 and Amendment No 3 thereto filed on March 18, 2007 (as amended, the "Schedule 13D") with the Securities and Exchange Commission (the "Commission") relating to the common stock, par value $0.001 per share ("EGL Common Stock"), of EGL, Inc. (the "Issuer"), and by Bruno Sidler ("Mr. Sidler"). The Schedule 13D is hereby amended and supplemented by the Reporting Persons as set forth below in this Amendment. Capitalized terms used but not defined in this Amendment shall have the meanings given in the Schedule 13D.

            ITEM 2. IDENTITY AND BACKGROUND.

            The disclosure in Item 2 is hereby amended and restated in its entirety as follows:

            (a) and (b) This Schedule 13D is being filed jointly on behalf of the following persons:

      o     (1) James R. Crane ("Mr. Crane"), (2) E. Joseph Bento ("Mr. Bento"),
            (3) Ronald E. Talley ("Mr. Talley"), (4) Gregory Weigel ("Mr. Weigel"), (5) Keith Winters ("Mr. Winters"), and (6) Vittorio Favati ("Mr. Favati") (collectively, the "Original Reporting Persons"); and

      o Mr. Bruno Sidler ("Mr. Sidler" and, collectively with the Original Reporting Persons, the "Reporting Persons"). Mr. Sidler has executed a Joinder to the Joint Filing Agreement among the Original Reporting Persons, dated as of March 28, 2007 (the "Joinder "). A copy of the Joinder is attached hereto as Exhibit 7.17.

            The business address of each of the Reporting Persons is 15350 Vickery Drive, Houston, Texas 77032.

            (c) The present principal occupation of Mr. Sidler is President - Europe, Middle East and Africa region of the Issuer and its certain of its affiliates. The present principal occupation of each of the Original Reporting Persons is as set forth in the Schedule 13D.

            (d) and (e) During the last five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f) Mr. Sidler is a citizen of Switzerland. Each of the Original Reporting Persons is a United States citizen.

            ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            The disclosure in Item 3 is hereby supplemented by adding the following after the last paragraph thereof:

            On March 27, 2007, Mr. Crane syndicated a $51,000,000 of the cash investment represented by his Rollover Equity Commitment Letter to Sterling Group Partners II, L.P. and Sterling Group Partners II (Parallel), L.P. (collectively, "Sterling"), pursuant to a letter agreement between Sterling and Mr. Crane (the "Sterling Syndication Letter"). Such assignment does not relieve Mr. Crane of his obligations under the Rollover Equity Commitment Letter. This summary of the Sterling Syndication Letter does not purport to be complete and is qualified in its entirety by reference to the Sterling Syndication Letter, which is attached hereto as Exhibit 7.18.

            ITEM 4. PURPOSE OF TRANSACTION.

            The disclosure in Item 4 is hereby supplemented by adding the following after the last paragraph thereof:

            On March 23, 2007, Mr. Crane, Centerbridge and Woodbridge converted Parent into a limited liability company. In connection with such conversion, Mr. Crane, Centerbridge and Woodbridge entered into a limited liability company agreement of Parent (the "Interim LLC Agreement"), which, among other things, governs the actions of Parent between the signing and closing of the transactions contemplated by the Merger Agreement. This description of the Iterim LLC Agreement does not purport to be complete and is qualified in its entirety by reference to the Interim LLC Agreement, which is attached hereto as
Exhibit 7.19 and incorporated herein by reference.

            ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

            (a) and (b) The disclosure in Item 5(a) and (b) is hereby supplemented by adding the following after the last paragraph thereof:

            Mr. Sidler has direct beneficial ownership of 10,000 restricted shares of EGL Common Stock, which represents approximately 0.02% of the outstanding EGL Common Stock. On February 15, 2007, in connection with his employment by the Company, Mr. Sidler was granted such restricted shares, as well as options to acquire 200,000 shares of EGL Common Stock, which vest in three equal installments beginning on February 15, 2008. As a result of his participation in the Proposal, Mr. Sidler may be deemed to constitute a "group" within the meaning of Rule 13d-5(b) under the Exchange Act with the other Reporting Persons, Centerbridge and Woodbridge, and may be deemed to own the EGL Common Stock owned by the members of the group as a whole. As of March 23, 2007, the Reporting Persons beneficially owned 7,450,870 shares of EGL Common Stock, which represents approximately 18.17% of the EGL Common Stock. Each of the Reporting Persons expressly disclaims beneficial ownership of such shares held by any other members of such group.

            ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            The disclosure in Item 6 is hereby supplemented by adding the following after the last paragraph thereof:

            The information set forth or incorporated by reference in Item 3 and
Item 4, as well as the documents incorporated by reference therein, are incorporated by reference in their entirety into this Item 6. Mr. Sidler has entered into a Joinder to the Joint Filing Agreement, a copy of which is attached as Exhibit 7.17 to this Amendment.

            ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

            The following exhibits shall be attached in numerical order at the end of Item 7:


Exhibit     Joinder to Joint Filing Agreement executed by Mr. Sidler, dated as
   7.17     of March 28, 2007

Exhibit     Sterling Syndication Letter, dated as of March 27, 2007, executed
   7.18     by Sterling Group Partners II, L.P. and Sterling Group Partners II
            (Parallel), L.P.

Exhibit     Limited Liability Company Agreement of Talon Holdings LLC, dated
   7.19     as of March 23, 2007, by and among Centerbridge Capital Partners,
            L.P., Centerbridge Capital Partners Strategic, L.P. and
            Centerbridge Capital Partners SBS, L.P., The Woodbridge Company
            Limited, and James R. Crane

                                   Signatures

           After reasonable inquiry and to the best knowledge and belief of each of the undersigned, such person certifies that the information set forth in this
Schedule 13D/A with respect to such person is true, complete and correct.

                                    Dated: March 28, 2007



                                                     *
                                    ----------------------------------------
                                    JAMES R. CRANE



                                                     *
                                    ----------------------------------------
                                    E. JOSEPH BENTO



                                                     *
                                    ----------------------------------------
                                    RONALD E. TALLEY



                                                     *
                                    ----------------------------------------
                                    GREGORY WEIGEL



                                                     *
                                    ----------------------------------------
                                    KEITH WINTERS



                                                     *
                                    ----------------------------------------
                                    VITTORIO FAVATI



                                    /s/Bruno Sidler
                                    ----------------------------------------
                                    BRUNO SIDLER

* Margaret Barradas, by signing her name hereto, does sign this document on behalf of each of the persons indicated above for whom she is attorney-in-fact pursuant to a power of attorney duly executed by such person and filed with the Securities and Exchange Commission.


                                    /S/MARGARET BARRADAS
                                    ----------------------------------------
                                    MARGARET BARRADAS

























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